Allianz Life Insurance Company of North America

 STEWART GREGG
 Senior Securities Counsel
 Corporate Legal
 5701 Golden Hills Drive
 Minneapolis, MN  55416-1297

 Telephone:  763-765-2913
 Telefax:    763-765-6355
 stewart_gregg@allianzlife.com
  www.allianzlife.com

July 14, 2009


Ms. Sally Samuel
Ms. Allison White
Ms. Michelle Roberts
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644


Re:Allianz Life Insurance Company of North America
   Allianz Life Variable Account B
   Post Effective Amendment No. 17 to Registration Statement Nos. 333-139701 and 811-05618
   Post Effective Amendment No. 10 to Registration Statement Nos. 333-145866 and 811-05618

   Allianz Life Insurance Company of New York
   Allianz Life Variable Account C
   Post Effective Amendment No. 12 to Registration Statement Nos. 333-143195 and 811-05716

Dear Ms. Samuel, Ms. White and Ms. Roberts:

We received oral comments from you on July 9 and July 10, 2009 with respect to our Vision, Vision New York and Connections variable annuities. All page numbers in the comments refer to the redlined courtesy copies sent to you on May 22, May 29 and June 3, 2009. This letter and the attached redlined prospectus pages respond to the Staff's comments for all three of these filings.

COMMENT #1:

Please confirm that for purposes of the Tandy representation in your filing letters, the effectiveness of the Registration Statements would be automatic, and the Registration Statements would not be declared effective. Also please indicate that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action.

RESPONSE #1:

Confirmed.

Please note that we will be requesting that the Commission declare effective the Registration Statements transmitted with this letter.

PROSPECTUS

COMMENT #2:

In regard to the language on page 1 stating your reliance on the exemption in Rule 12h-7, please use the language from the Rule without addition or explanation.
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RESPONSE #2:

We revised the language on page 1 to read as follows.

  Allianz Life hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

3.  TABLE OF CONTENTS (PAGES 4-5)

COMMENT:

Please confirm that the first time an abbreviation appears in the text of the prospectus it is defined.

RESPONSE:

We revised the prospectus to include a definition upon the first use of each abbreviation in the text of the prospectus.

4.  FEE TABLES - CONTRACT ANNUAL EXPENSES (PAGES 7 AND 9)

COMMENTS:

(a). The filings currently have blanks for certain rider charges. Information to fill in blanks for these charges must be included in a supplemental Rule 485a filing, not a Rule 485b filing.

(b). Please confirm that the text in footnote 12 for the Vision prospectus (Allianz Life Variable Account B, Post Effective Amendment No. 17 to Registration Statement Nos. 333-139701 and 811-05618) also appears in the prospectus for Vision New York (Allianz Life Variable Account C, Post Effective Amendment No. 12 to Registration Statement Nos. 333-143195 and 811-05716).

(c). In the Connections prospectus (Allianz Life Variable Account B, Post Effective Amendment No. 10 to Registration Statement Nos. 333-145866 and 811-05618), please confirm that the reference in footnote 13 to charges and in footnote 14 to M&E charge is accurate.

(d). In the Fee Table example on page 9, please confirm that the superscript footnote indicator for footnote 1 appears in the text above the tables.

RESPONSES:

(a). We will include information for the rider charges that were previously blank in a Rule 485a filing.

(b). The text in footnote 12 for the Vision prospectus also appears in the prospectus for Vision New York as footnote 11.

(c). The reference in footnote 13 to charges and in footnote 14 to M&E charge is accurate. Footnote 13 applies to optional benefits that have either a M&E charge or a rider charge. Footnote 14 applies only to the Short Withdrawal Charge Option which has a M&E charge, not a rider charge.

(d). In the Fee Table example on page 9, the superscript footnote indicator for footnote 1 does appear in the text above the tables.

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5.  THE VARIABLE ANNUITY CONTRACT- STATE SPECIFIC CONTRACT RESTRICTIONS (PAGES
    10-12)

COMMENT:

(a). Annuity Payments can return both capital and income, so the Registrant should consider revising the term "income payment" to "payment" when discussing Annuity Payments throughout the prospectus.

(b). Under "State Specific Contract Restrictions" for Vision and Connections, the Registrant should represent that all material state variations are disclosed in the prospectus.

(c). Under "Payee," the Registrant should revise the following sentence because for Qualified Contracts owned by a qualified plan, Annuity Payments will be made to the qualified plan as stated in fourth sentence of this paragraph.

         If you do not designate a Payee by the Income Date, we will make Annuity Payments to the Owner unless the Contract is a Qualified Contract owned by a qualified plan.

RESPONSES:

(a). We changed "income payment" to "payment" when discussing Annuity Payments and Lifetime Plus Payments throughout the prospectus.

(b). We added the following sentence after the bullet list under "State Specific Contract Restrictions" for Vision and Connections:

         All material state variations in the Contract are disclosed in this prospectus.

(c).  We revised the sentence as requested.

6.  THE ANNUITY PHASE - PARTIAL ANNUITIZATIONS (PAGE 16)

COMMENT:

Please bold the fifth paragraph regarding the effect of a Partial Annuitizations on the Target Value and Benefit Base.

RESPONSE:

We have bolded the requested paragraph.

7.  THE ANNUITY PHASE - OPTION 5, REFUND LIFE ANNUITY EXAMPLE (PAGE 18)

COMMENT:

Please either revise this example or include another example demonstrating the effect of a decrease in the M&E charge on the date of death.

RESPONSE:

There will be no decrease in the M&E charge on the date of death. However, we will no longer assess the M&E charge once we pay out the refund provided by Annuity Option 5.

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

8. INVESTMENT OPTION TABLES (VISION AND CONNECTIONS PAGES 21-26; VISION NEW YORK PAGES 20-25)

COMMENT:

Please revise the description of the primary investment for the Franklin High Income Securities Fund to indicate that high yield debt securities are also known as "junk bonds." Please also review the primary investment descriptions for other Investment Options and add this disclosure as appropriate.

RESPONSE:

We revised the description of the primary investment as requested where appropriate.

9. SUBSTITUTION AND LIMITATIONS ON FURTHER INVESTMENTS (VISION AND CONNECTIONS PAGE 27;

VISION NEW YORK PAGE 26)

COMMENT:

Please move the last sentence of this paragraph to appear as the second sentence in this paragraph.

RESPONSE:

We moved the sentence as requested.

10. OUR GENERAL ACCOUNT (VISION AND CONNECTIONS PAGE 32; VISION NEW YORK PAGE
    31)

COMMENT:

Add disclosure indicating the assets supporting the guaranteed values available under the Contract are subject to the claims paying ability of the company.

RESPONSE:

We added the following disclosure to the end of the last paragraph in this section.

   Any guaranteed values provided by this Contract that are in excess of the Contract Value are subject to our claims paying ability.

11. EXPENSES - CONTRACT MAINTENANCE CHARGE (VISION AND CONNECTIONS PAGE 32; VISION NEW YORK PAGE 31)

COMMENT:

Please streamline the following disclosure and use plain English.

  The deduction of the contract maintenance charge will decrease your Contract Value (and Bonus Value, if applicable) on a dollar for dollar basis, but it will not decrease your free withdrawal privilege, the Withdrawal Charge Basis, or any of the guaranteed values available under the optional benefits (for example, it does not reduce the Target Value or Benefit Base). We will deduct the contract maintenance charge from the Contract Value, determined at the end of the Business Day before each Contract Anniversary, before we use that Contract Value to compute any of the guaranteed values available under the optional benefits for this Contract.

RESPONSE:

We revised this disclosure as follows.

  The deduction of the contract maintenance charge will decrease your Contract Value (and Bonus Value, if applicable) on a dollar for dollar basis. Deduction of this charge will not decrease your free withdrawal privilege, the Withdrawal Charge Basis, or any of the guaranteed values available under your optional benefits. For example, it does not reduce the Target Value or Benefit Base. We will deduct the contract maintenance charge from the Contract Value determined at the end of the Business Day before the Contract Anniversary. We make this deduction before we use that Contract Value to compute any of the guaranteed values available under your optional benefits.

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12. EXPENSES - RIDER CHARGES (VISION AND CONNECTIONS PAGES 34-35;

VISION NEW YORK PAGES 33-34)

COMMENTS:

(a). Please revise the first sentence of the second paragraph to indicate that benefits selected while this prospectus is in effect are subject to the maximum rider charges stated here.

(b). Please revise the second sentence of the second paragraph to indicate that benefits selected in the future are subject to the rider charges stated in the prospectus that is in effect at the time the benefit is added to a Contract.

(c). Please bold the second and third sentences of the second to last paragraph of this section. Also add disclosure to this paragraph indicating that if the Contract Value is reduced to zero due to the deduction of the final rider charge, although the rider charge will no longer be assessed, the contract, rider and any Lifetime Plus Payments (if applicable) will continue.

RESPONSES:

(a).  We revised the first sentence of the second paragraph to read as follows.

         The current and maximum rider charges listed here for these optional benefits apply to benefits that you select while this prospectus is in effect.

(b).  We revised the second sentence of the second paragraph to read as follows.

         If you add one of these optional benefits to your Contract in the future it will be subject to the rider charges (current and maximum) stated in the prospectus that is in effect at the time the benefit is added to your Contract.

(c).  We revised the second to last paragraph to read as follows.

         We will deduct the final rider charge on the Business Day your selected benefit terminates. IF YOUR BENEFIT TERMINATES DUE TO DEATH, WE DEDUCT THE FINAL RIDER CHARGE FROM THE CONTRACT VALUE BEFORE CALCULATING THE DEATH BENEFIT. IF YOUR CONTRACT VALUE IS LESS THAN THE RIDER CHARGE ON ANY QUARTERLY ANNIVERSARY THAT WE ARE TO DEDUCT THIS CHARGE, WE WILL DEDUCT YOUR ENTIRE REMAINING CONTRACT VALUE TO COVER THE FINAL RIDER CHARGE AND REDUCE YOUR CONTRACT VALUE TO ZERO. If the deduction of the final rider charge reduces your Contract Value to zero, the Contract, rider and any Lifetime Plus Payments (if applicable) will continue although we will no longer assess or deduct the rider charge.

13. EXPENSES - WITHDRAWAL CHARGE (VISION AND CONNECTIONS PAGES 35-36; VISION NEW YORK PAGES 33-34)

COMMENT:

The third sentence of the third paragraph in this section regarding Partial Annuitizations is a separate thought and should be moved to a different location.

RESPONSE:

We removed the third sentence of the third paragraph and added the following as the fourth paragraph.

  NOTE REGARDING PARTIAL ANNUITIZATIONS: Amounts applied to Partial Annuitizations will reduce each Purchase Payment proportionately by the percentage of Contract Value you annuitize. This reduction also applies to the Withdrawal Charge Basis.

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

14. ACCESS TO YOUR MONEY (VISION AND CONNECTIONS PAGE 44; VISION NEW YORK PAGE
    42)

COMMENT:

Please explain why an Owner cannot specify from which Investment Option they want to deduct a partial withdrawal if their Contract includes Investment Protector or Income Protector as stated in the fifth paragraph.

RESPONSE:

Owners that selected either the Investment Protector or Income Protector cannot specify from which Investment Option they want to deduct a partial withdrawal because the quarterly rebalancing associated with these benefits will move money back into their future allocation instructions on the next Quarterly Anniversary. Instead, an Owner who wishes to adjust investment allocations must submit new future allocation instructions.

15. DEATH BENEFIT - TRADITIONAL DEATH BENEFIT EXAMPLE (VISION PAGE 48; CONNECTIONS PAGE 47; VISION NEW YORK PAGE 44)

COMMENT:

Please confirm that the Contract Value indicated in 1) should be $130,000 and not $140,000.

RESPONSE:

The Contract Value in 1) should be $130,000 and not $140,000 because this is the Contract Value on the tenth Contract Anniversary, while the withdrawal occurs some time earlier in the tenth Contract Year.

16. SELECTION OF OPTIONAL BENEFITS - BENEFIT SELECTION, PRIMARY DIFFERENCES BETWEEN THE INVESTMENT PROTECTOR AND INCOME PROTECTOR (VISION PAGE 54; CONNECTIONS PAGE 53; VISION NEW YORK PAGE 51)

COMMENTS:

(a). Please revise the feature description for Investment Protector to indicate it provides a level of protection for principal.

(b).  Please bold the waiting period under the Investment Protector.

(c). Please bold the second sentence of the mandatory beginning date under the Income Protector.

RESPONSES:

(a). We revised the feature description for Investment Protector to read as follows.

         A level of protection for the principal you invest.

(b).  We bolded the waiting period under the Investment Protector.

(c). We bolded the second sentence of the mandatory beginning date under the Income Protector.

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

17. THE INVESTMENT PROTECTOR (VISION PAGES 55-67; CONNECTIONS PAGES 54-66; VISION NEW YORK PAGES 52-64)

COMMENTS:

(a). Please revise the first sentence of the fourth paragraph of this section to indicate the earliest initial Target Value Date is ten years after benefit selection.

(b). In the second paragraph under "Removing the Investment Protector," please capitalize the term "good order" and add this as a defined term to the glossary.

(c). In the second paragraph under "The Target Value Dates," please bold the second and third sentences of the second paragraph.

(d). In the fourth paragraph under "Calculating the Target Value," please bold the sentences in the fourth paragraph regarding the current, minimum and maximum Guarantee Percentages.

(e). Under "Examples of the Target Value Calculations," please clarify that in any given year the amount available for withdrawal is the current Contract Value. Also, please clarify the Rider Anniversary Value is not available for withdrawal and is only used to calculate the Target Value. Please also add this disclosure to the description of the Rider Anniversary Value in the glossary.

(g). Under "Examples of the Effect of a Partial Withdrawal on the Target Value," please clarify which rider anniversary is represented by the current Rider Anniversary Value.

RESPONSES:

(a).  We revised the first sentence of the fourth paragraph to read as follows.

         YOU HAVE NO PROTECTION UNDER THE INVESTMENT PROTECTOR UNLESS YOU HOLD THE CONTRACT UNTIL THE INITIAL TARGET VALUE DATE, WHICH IS A MINIMUM OF TEN YEARS AFTER YOU ADD THIS BENEFIT TO YOUR CONTRACT.

(b). We capitalized the term "good order" in all locations in the prospectus and added this as a defined term to the glossary as follows.

         GOOD ORDER - a request is in "Good Order" if it contains all of the information we require to process the request. If we require information to be provided in writing, "Good Order" also includes provision of information on the correct form, with any required certifications or guarantees, sent to or received by the correct mailing address. If you have questions about this issue, please contact the Service Center.

(c).  We bolded the requested sentences.

(d).  We bolded the requested sentences.

(e). We added the following to the end of the first bullet point under "Examples of the Target Value Calculations."

         Please keep in mind that at any given time the amount available for withdrawal is the current Contract Value, not the Rider Anniversary Value. The Rider Anniversary Value is used only to calculate the Target Value.

                                                               AZL-Vis- (7.09)-7

      We also added the following to the description of the Rider Anniversary Value in the glossary.

         The Rider Anniversary Value is not available for withdrawal; it is used only to calculate the Target Value.

(f). We revised this example to indicate it is using the Rider Anniversary Value as of the first rider anniversary.

18. THE INCOME PROTECTOR (VISION PAGES 68-81; CONNECTIONS PAGES 67-80; VISION NEW YORK PAGES 65-78)

COMMENTS:

(a). Please indicate that the quarterly simple interest increase is one-fourth of the Annual Increase Percentage. Please also state the current, minimum and maximum simple interest increase.

(b). Please capitalize the term "increase base" and add this as a defined term to the glossary.

(c). In the third paragraph under "The Annual Increase," please bold the last sentence of the third paragraph.

(d). Under "The Annual Increase," please bold the sentence with the information about the minimum and maximum future Annual Increase Percentage.

(e). In the table under "Example of the Annual Increase," please add a column showing the Benefit Base to the table in this example.

RESPONSES:

(a). We added disclosure indicating that the quarterly simple interest increase is one-fourth of the Annual Increase Percentage. We also stated the current, minimum and maximum quarterly simple interest increase.

(b). We capitalized all uses of the term "increase base" and added this as a defined term to the glossary.

(c).  We bolded the requested sentences.

(d).  We bolded the requested sentences.

(e). Because the table in this example only depicts values during the Guarantee Years, the Benefit Base will always be equal to the Annual Increase. Therefore, we revised the heading of the last column in the table to read "Annual Increase/Benefit Base" and added the following footnote.

         * Because the table only shows calculations during the Guarantee Years, the Benefit Base will always be equal to the Annual Increase.

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PART C

COMMENT #19:

In Exhibit 3.c, please review the selling agreement provided for compliance with Rule 483.

RESPONSE #19:

We have reviewed Rule 483 and Form N-4 Item 24(b)(3). In response to the requirements of this Rule and Forms, we have provided a current specimen contract substantially similar to other contracts used.

Further, we note that Form N-4 requires the filing only of selling agreements with "dealers", and the selling firms with which Allianz' distributor contracts are functioning as brokers rather than dealers.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America and
Allianz Life Insurance Company of New York


By:     /s/ Stewart D. Gregg
            Stewart D. Gregg


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